Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA  19103-7098
Telephone:  (215) 564-8000
Fax:  (215) 564-8120

December 4, 2012

VIA EDGAR TRANSMISSION
Edward P. Bartz
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	RBC Funds Trust - Post-Effective Amendment No. 48
(Registration Nos. 333-111986 / 811-21475)

Dear Mr. Bartz:

On behalf of RBC Funds Trust (the “Registrant”), we are submitting the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, which you provided to us on November 9, 2012 relating to Post-Effective Amendment No. 48 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 48 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registrant’s registration statement filed on September 28, 2012 to omit class C shares and class S shares for each of the RBC Equity Funds, as applicable (each a “Fund” and collectively the “Funds”).

After discussing the response related to the past performance of the Mid Cap Value team with you, the Registrant submitted (by EDGAR) Post-Effective Amendment No. 49 to the Registrant’s registration statement on Form N-1A under the 1933 Act and Amendment No. 49 to such registration statement under the 1940 Act (such amendments, collectively, the “Amendment”), which incorporated the Registrant’s responses to the Staff’s comments.  The Staff’s comments and our response to each comment are set forth below.

ALL FUNDS

1.           Fees and Expenses of the Fund:  Shareholder Fees

Comment:  The Staff requests that the $15 wire fee deducted from shareholders’ redemption proceeds when shareholders request that the proceeds be sent to them via wire transfer be included in the fee table.

Response:  We have responded to this SEC staff comment on behalf of the Registrant in the past.  We have not implemented the requested change because the Registrant believes that the current disclosure meets the Form N-1A requirements.  We note that Item 3 to Form N-1A provides that, if applicable, a redemption fee should be provided as a percentage of the amount redeemed.  In this case, the $15 wire fee is an amount charged to a shareholder if they request a particular service from a bank (i.e., wire services) and the $15 amount should not be presented as a Shareholder Fee charged by the Fund as it could arguably mislead the reader that there is such a charge on every redemption.  We believe that the current disclosure in the shareholder guide is sufficient and consistent with Form N-1A requirements.

2.           Fees and Expenses of the Fund:  Expense Limitation Agreements

Comment:  The Staff requests that each expense limitation agreement that is in place be added as an exhibit to the Funds’ Amendment.

Response:  The Registrant confirms that forms of the expense limitation agreements have been included as an exhibit to the Funds’ Amendment.

3.           Management

Comment: The Staff requests that information regarding the investment advisor and portfolio managers for each Fund be provided under a heading entitled “Management” as contemplated by Form N-1A headings, in order to further standardization among disclosures within the mutual fund industry.

Response:  We have implemented the requested change.

MID CAP VALUE FUND

4.	Principal Investment Strategies of the Fund

Comment:  The Staff requests that the Registrant provide it with information regarding the capitalization range of the Fund, explaining why $1 billion to $12 billion is deemed mid-sized.

Response:  The Registrant has determined to define mid-sized companies as those that fall within a market capitalization range of $1 billion to $12 billion at the time of purchase.  The Registrant notes that the average market capitalization of companies in accounts that the Fund’s investment adviser, RBC Global Asset Management (U.S.) Inc. (the “Advisor”), has managed in the Mid Cap Value Equity strategy generally fall within a narrower range of approximately $2.5 billion to $4 billion.  The Advisor considers companies with a market capitalization of $1 billion to $2 billion to be within the low end of its view of the category of mid-sized companies.  In developing the definition of mid-sized companies for the Fund, Registrant and the Advisor considered all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, definitions used in financial publications, and mid-sized definitions used by other mutual funds.  Registrant and the Advisor believe that the definition used by the Fund and the related disclosure is appropriate in view of the Fund’s name and investment operations.  Registrant also acknowledges its obligation under section 35(d) of the 1940 Act to ensure that the Fund name is not misleading.

5.	More on the Funds’ Investment Objectives, Principal Investment Strategies, and Principal Risks

Comment:  In cases where the Board of Trustees has authority to change a Fund’s investment objective, the Staff asks whether and how the Registrant would provide notice to shareholders of such a change.

Response:  In the event the Board of the Registrant determines to amend a Fund’s investment objective, the Registrant would make the determination regarding whether and how it would provide notice to shareholders of a change in the investment objective based on the circumstances of each particular situation.  While the Registrant typically would expect to provide shareholders with appropriate notice of any such change, the timing, method and nature of such notice might differ depending upon the particular circumstances.  For example, a minor clarification in the language which has no substantive effect might involve less advance notice, while a wholesale change in investment objective might involve advanced notice before the changes implemented.

6.           Historical Performance Data of the Portfolio Managers

Comment:  The Staff has suggested that the Registrant’s inclusion of the performance information of the portfolio managers of the RBC Mid Cap Value Fund  (the “Composite”) in the Fund Management section of the Fund’s prospectus is not consistent with the SEC staff’s prior interpretive positions in Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) and Bramwell Growth Fund, SEC No-Action Letter  (Aug. 7, 1996).

Response:

I.           Overview

As we discussed last week, the Registrant intends to present the historical performance information contained in the RBC Mid Cap Value Equity Composite (the “Composite”) in the Fund Management section of the Fund prospectus.  The Composite shows the investment performance record earned by the Fund’s portfolio management team while managing client accounts in a manner that is substantially similar to the manner in which they will manage the Fund.  You have asked us to clarify why the Registrant believes that the presentation of the performance information is appropriate under relevant laws, regulations and SEC staff interpretations, given that the Composite performance record includes a period when the portfolio managers worked at a different investment advisory firm.

For the reasons described in the Discussion section below, the Registrant believes that the proposed Fund prospectus disclosure regarding the related performance information in the Composite: (1) provides information that is relevant and meaningful to prospective shareholders of the Fund, (2) is accurate and not misleading, (3) does not obscure or impede understanding of information that is required in the Fund’s prospectus, and (4) contains all disclosures that are required to comply with relevant laws, regulations and SEC staff interpretive positions relating to (i) the presentation of related performance in a mutual fund prospectus, (ii) the portability of an investment performance record from one advisory firm to another, and (iii) general antifraud requirements.

In addition, the Registrant also believes that it is important that the entire performance record be shown in one seamless presentation including all relevant time periods, as opposed to some other method.

For examples of prospectus disclosure that includes the related performance record of an adviser encompassing time periods when the portfolio managers worked at a prior or predecessor firm, see the disclosure regarding Polaris Capital Management, LLC’s Polaris International Equity Composite and PNC Capital Advisors, Inc.’s Large Cap Core Equity Net Composite, in the Allegiant Funds Rule 497(c) filing at the following link: http://sec.gov/Archives/edgar/data/778202/000095012309048735/allegiant_497c.txt .

The Registrant is a multi-series investment company operated and managed by RBC Global Asset Management (U.S.) Inc. (the “Adviser”), which is the investment adviser to each of the Registrant’s mutual funds, including the Fund.  The Adviser is a wholly-owned subsidiary of RBC Capital Markets Holdings (USA) Inc., which is an indirect wholly-owned subsidiary of Royal Bank of Canada (“RBC”), one of North America’s leading diversified financial services companies.

The members of the Fund’s portfolio management team are responsible for the entire performance record in the Composite.  The performance presented for the period January 1, 2001, through May 5, 2006, represents the Mid Cap Value Equity performance track record established by the team while they were employed by a different investment advisory firm, which also is part of a large financial services organization.  From May 8, 2006, forward, the Composite performance information represents all relevant accounts managed by the same portfolio management team since joining the Adviser.  Prior to hiring the Mid Cap Value portfolio management team, the Adviser had no other mid cap value accounts or performance record.  In connection with the preparation of the Composite, the Adviser entered into an agreement with the prior advisory firm under which the Adviser acquired the relevant books and records necessary to document the historical performance record of the Composite.  The Adviser has prepared and presents the Composite performance information in compliance with the Global Investment Performance Standards (“GIPS®”).

II.           Discussion

Section 34(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), in relevant part, makes it unlawful for a fund to (1) include in a registration statement filed with the Commission any untrue statement of a material fact, or (2) omit to state any fact necessary in order to make the information in a registration statement not materially misleading.  However, the SEC staff has long held the position that neither Section 34(b) of the 1940 Act nor Section 206 of the Investment Advisers Act of the 1940 Act, as amended, prohibits a fund from including in its prospectus the performance of its adviser’s other accounts, provided that the performance is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus.  See Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) (“Nicholas Applegate”); Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996) (“Bramwell”).  As discussed more fully below, the Registrant submits that inclusion of the Composite information in the Fund’s prospectus, including performance information from the portfolio managers’ prior firm, is consistent with prior SEC staff no-action letters and is thus not misleading and does not obscure or impede understanding of information that is required to be in the Fund’s prospectus.

A.           Inclusion of Composite Information is Consistent with Nicholas-Applegate

In Nicholas-Applegate, the SEC staff agreed that a fund may include in its prospectus the private account performance of the fund’s adviser, provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus.  Specifically, the SEC staff agreed that the disclosure of private account performance information of the fund’s adviser in the fund’s prospectus would not be misleading or impede the understanding of information required in the fund’s prospectus, provided that:

▪	the adviser’s private account performance is not given greater prominence from the fund’s performance;

▪
the private account performance is accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund;

▪	the private account performance composite is compared to an appropriate securities index; and

▪
the private account performance composite is accompanied by disclosure that private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account composite.

As noted above, the performance information of the Composite is not given greater prominence than the Fund’s performance but rather appears later in the prospectus in the Management section.  There is prominent disclosure that the Composite’s performance does not represent the historical performance of the Fund and that the Composite’s performance is not indicative of the future performance of the Fund.  Finally, the Composite is compared to an appropriate securities index and is accompanied by the following disclosure:

The accounts that are included in the Composite are not subject to the same type of expenses to which the Fund is subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws.  Consequently, the performance results for the Composite could have been adversely affected if the accounts in the Composite were subject to the same federal securities and tax laws as the Fund.  In addition, while the accounts comprising the Composite incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Fund’s shares and the Fund’s obligation to redeem its shares will not adversely impact the Fund’s performance.

Accordingly, the Registrant respectfully submits that the performance information of the Composite is consistent with Nicholas-Applegate and therefore is not presented in a misleading manner and does not impede understanding of information that is required in the Fund’s prospectus.

B.           Inclusion of Composite Information is Consistent with Bramwell

In Bramwell, the SEC staff took the position that it would not be misleading for a fund to include in its prospectus the performance information of another fund (“prior fund”) that was previously managed by the fund’s portfolio manager, provided that (i) no other person played a significant part in achieving the prior fund’s performance; and (ii) the performance information for the prior fund is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the fund’s prospectus.  Although Bramwell concerned the inclusion of the performance information of a portfolio manager’s prior fund, the staff’s rationale for granting no-action relief should be applicable to the Fund’s inclusion of the performance information of the Composite.  As noted above, Composite performance presented for the period January 1, 2001, through May 5, 2006, represents the Mid Cap Value Equity track record established by the Fund’s portfolio management team while affiliated with a prior investment advisory firm (“prior firm performance”).  However, consistent with Bramwell, no persons other than the portfolio management team played a significant part in achieving the prior firm performance.  In addition, as discussed above, the Composite performance information is not presented in a misleading manner and does not obscure or impede understanding of information regarding the Fund’s performance.  Accordingly, the performance information for the Composite is consistent with Bramwell.

C.           Composite Information is Consistent with SEC Staff No-Action Letters on Portability

The Composite’s inclusion of accounts previously managed by the Fund’s portfolio management team while at a prior firm also is consistent with prior SEC staff positions.  In a line of no-action letters, the SEC staff has permitted an investment adviser to cite as its own performance (portability) the performance of a predecessor firm or a firm at which the investment adviser’s portfolio managers previously managed similar accounts.1  The staff’s position was based primarily on representations that (i) no persons other than the investment adviser’s portfolio managers played a significant part in the performance of similarly managed accounts of the prior firm; (ii) the portfolio managers continue to play a significant part in the performance of the accounts at the current firm; (iii) the performance of those accounts that became

1
See e.g., Fiduciary Management Associates, Inc., SEC No-Action Letter (Mar. 5, 1984); Conway Asset Management, Inc., SEC No-Action Letter (Jan. 27, 1989); and Horizon Asset Management LLC, SEC No-Action Letter (Sept. 13, 1996).

accounts of the portfolio managers at the current firm was not materially different from the performance of those accounts at the prior firm that did not transfer to the current firm; and (iv) the composite performance is accompanied with relevant disclosures, including that performance results were from accounts managed at a prior firm.2   The performance information for the Composite fully satisfies these conditions.  Accordingly, the Registrant respectfully submits that the presentation of performance information for the Composite in the Fund’s prospectus is not misleading and does not obscure or impede understanding of information that is required in the Fund’s prospectus.

III.           Conclusion

As discussed above, the SEC staff has long held the position that a fund is permitted to include information that is not required in the prospectus provided the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required in a fund’s prospectus.  The Registrant submits that the Composite information is accurate and provides information that is relevant and meaningful to prospective shareholders of the Fund.  Also, Registrant submits that the inclusion of the Composite performance information in the Fund’s prospectus is consistent with Nicholas-Applegate, Bramwell, and prior no-action letters regarding the portability of an adviser’s performance.  Therefore, inclusion of the Composite performance information as proposed would not be misleading and would not obscure or impede understanding of information required in the Fund’s prospectus.  The Registrant also believes that it is materially important that the entire performance record be shown in one seamless presentation including all relevant time periods, as opposed to some other method.

7.           Historical Performance Data of the Portfolio Managers:  Composite Table

Comment:  The Staff requests that the “Composite Return Net of Investment Management Fees” column and the “Composite Return Gross of Investment Management Fees” column be revised to reflect composite return net of all fees and composite return gross of all fees.

Response:  We have not implemented the requested change because the audited composite information only reflects only management fees as the sole expense, and is consistent with the requirements of GIPS.  In many years, the composite was comprised of a single account.  We believe that the disclosure is accurate and not misleading in that it provides a clear indication of which fees are deducted.

8.	Historical Performance Data of the Portfolio Managers: Average Annual Total Returns for the Periods Ended September 30, 2012

Comment:  The Staff has requested that the “Composite net return” row precede the “Composite gross return” row.

Response:  The Registrant has revised disclosure in the Amendment to address the Staff’s comment.

2	Id.

SMID CAP GROWTH FUND

9.           Fees and Expenses of the Fund

Comment: The Staff has requested disclosure of the contingent deferred sales charge (“CDSC”) of 1% for class A shares in the fee table.  This comment applies to all funds with class A shares.

Response:  The Registrant has added the following footnote to the line item “Maximum Deferred Sales Charge” addressing when the CDSC applies:

A 1.00% CDSC is imposed on redemptions of Class A shares made within 12 months of a purchase of $1 million or more of Class A shares on which no front-end sales charge was paid.

10.           Principal Risks

Comment:  The Staff has requested that the Amendment include clarification as to whether investing in foreign companies is a principal strategy of the Fund, since “foreign risk” is currently listed as a principal risk of the Fund.

Response:  Investments in foreign companies is not a principal strategy of the Fund, and therefore the Registrant has removed “foreign risk” as a principal risk of the Fund.

ENTERPRISE FUND

11.           Principal Investment Strategies

Comment: The Staff suggests that the principal investment strategy disclosure does not adequately inform the reader regarding the general nature of the fund (e.g., is the fund managed according to a value, growth or some other style) and requests that the Registrant provide additional disclosure clarifying the Fund’s investment strategy.

Response:  The Registrant has revised its disclosure in response to this comment by expanding the investment disclosure as follows:

Principal Investment Strategies
The Fund normally invests primarily in common stocks of companies whose market capitalizations at the time of the Fund’s initial purchase are below the dollar-weighted median market capitalization of companies in the Russell 2000® Index, which are often referred to as “micro-cap” companies.  However, the Fund is more broadly authorized to invest in common stocks of small capitalization companies, defined for this purpose as companies whose market capitalizations at the time of initial purchase are at or below the highest capitalization represented in the Russell 2000® Index.  As of May 31, 2012, the highest capitalization represented in the Russell 2000® Index was $ 2.6 billion.

The Fund seeks to provide long-term growth of capital while taking a low risk approach to small company investing.  The Fund selects stocks of companies that are selling at prices the Advisor believes are attractive in relation to the companies’ fundamental financial characteristics and business prospects.  The Advisor uses a bottom-up approach to select stocks for the Fund’s portfolio with a focus on companies’ competitive positions, strong balance sheets, and profit margin improvement potential.  The Advisor believes that portfolios of smaller companies with low valuations, long-term attractive business fundamentals, and near-term profitability improvement potential should produce strong absolute and risk-adjusted returns over time.

12.           Description of Securities and Investment Practices

Comment: The Staff has requested that the Registrant confirm that the Fund’s use of derivatives is not a principal strategy of the Fund.

Response:  The Registrant confirms that the Funds’ use of derivatives is not a principal strategy of the Funds.

13.           Trustees’ Table

Comment: The Staff has requested that the Registrant revise the last column heading of the trustees’ table to read “Other Director/Trustee Positions Held by the Trustee During the Past 5 Years.”

Response:  The Registrant has revised disclosure in the Amendment to address the Staff’s comment.

OTHER CHANGES

14.           Other Non-Material Changes

The Registrant has made other minor corrections and non-material changes.

The Registrant has reflected the disclosure changes described above in the Funds’ Amendment.

The Registrant acknowledges that:  (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Kindly direct any questions concerning this letter to the undersigned at (215) 564-8198.

Very truly yours,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Kathleen A Gorman, President & CEO, RBC Funds Trust
Lee Thoresen, Secretary, RBC Funds Trust